SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 28th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	1H-03 Terra Lycos Financial Results	31

1H 2003 Results

1.	First Half 2003 Results

•	Press Release

2.	Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3.	Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4.	Other Information

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated Companies

•	Guidance

•	Relevant Facts filed with the CNMV/SEC

•	Press Releases

•	Contact Information

1H 2003 Results

Net income rose 58% in the first six months of 2003 compared to the same period last year.

TERRA LYCOS IMPROVES EBITDA BY 61% OVER THE FIRST SIX MONTHS OF LAST YEAR

•	Revenues grew 11% compared to the same period in 2002 excluding the exchange rate effect and the impact of the Bertelsmann agreement and Telefónica strategic alliance.

•	Revenues from January to June were 321 million constant first-half-2002 euros i.e., in local currency excluding the exchange rate effect, in line with revenues recorded in the first half of 2002. From January to June 2003, the depreciation of all currencies outside the Euro zone yielded a negative impact of 67 million euros compared to the same period the previous year. In current euros, the Group reported revenues of 254 million euros.

•	EBITDA in current euros stood at – 28 million euros this half, an improvement of 61% or 45 million euros over the same period last year and the EBITDA margin was -11%, an improvement of 12 percentage points compared to same period of 2002.

•	Excluding the exchange rate effect, EBITDA rose to – 25 million euros and the EBITDA margin to – 8%, an improvement of 66% and 15 percentage points respectively compared to 1H02.

•	In the first six months of the year, net income in current euros rose 58%, or 136 million euros,compared to the same period last year, reaching – 98 million euros.

•	Terra Lycos closed the first half with a total of 3.6 million customers paying for access, communication and portal services, an increase of 59% compared to the same period last year.

•	The Company closed 1H03 with 477,000 ADSL customers, a rise of 59% over the same period last year and an increase of 26% compared to December 2002. ADSL customers accounted for 31% of total customers paying for access.

Madrid, 28 July 2003.- Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for the first half of 2003.

Revenues

In the first six months of 2003, Terra Lycos recorded revenue growth of 11% compared to the same period in 2002, excluding the exchange rate effect and revenues derived from the Group’s agreement with Bertelsmann in the first six months of 2002 and revenues derived from its strategic alliance with Telefónica in the first half of this year.

1H 2003 Results

The Company reported revenues of 321 million euros in constant-1H02-euros, i.e. revenues in local currency excluding the exchange rate effect. After the consolidation of local currency revenues, total revenues were negatively impacted by 67 million euros, due to the effect of the strengthening of the euro; 65% of Terra Lycos revenues are in denominations other than the euro.

The long-term strategic alliance with Telefónica replaced the agreement with Bertelsmann which was based on advertising and e-commerce. This new alliance, among other things, consolidates Terra Lycos as the Telefónica Group’s Internet portal and exclusive provider of value-added services for at least the next six years, without putting limits to Terra Lycos as an Internet access provider.

The end of the agreement with Bertelsmann and the start of the new alliance with Telefónica, yielded a negative impact of 28 million euros, at constant euros of the first half of 2002. Although this alliance means less revenues for the first three years, it guarantees profitability and stability for Terra Lycos’ business model in the medium and longer term (minimum 6 years vs 3) assuring a minimum annual value of 78.5 million euros, and will lead to greater geographic and product diversification.

In the first six months of the year, the access business accounted for 40% of Terra Lycos revenues; value-added communication, portal and content services accounted for 24%; advertising and e-commerce accounted for 24%; and 12% of revenues came from corporate & SMEs services and other revenues.

The change in the Company’s business model has resulted in a positive trend in the diversification of Terra Lycos’ revenues. Particularly noteworthy is the growth in revenues generated by value-added communication, portal and content services, which accounted for 24% of total revenues this half, versus 7% in 1H02.

1H 2003 Results

The Company’s positive move towards charging for content and communication services through its “O.B.P” (Open, Basic, Premium) model has meant that, during the first six months of the year, revenues from subscriptions to value-added services, excluding access, accounted for 27% of total revenues. Examples of O.B.P. include communication and portal services such as financial information, secure e-mail, web publishing and dating, in addition to services offered exclusively to Telefónica.

During the first half of this year, Terra started marketing mundoADSL jointly with Telefónica de España. This product is a communication, educational and entertainment tool which integrates quality services and content and is designed to allow users to make the most of ADSL technology at home. We also note the collaboration agreement signed with the Spanish Ministry of Science and Technology, the Child Protection Department and other organisations including the European Union to encourage initiatives to ensure Internet safety for children and young people.

In Brazil, Terra Lycos is showing positive results in charging for content and services. The Company has gained over 500,000 subscribers for value-added communication, portal and content services in this country in the past 12 months. In addition, the Company now has over one million subscribers to access services in Brazil, including SMEs.

The Company has reached new agreements and consolidated existing relationships with some of the largest advertisers in the U.S., including American Express, AT&T Wireless, Bank of America, Dell, Google, Hewlett Packard, Federal Express, IBM, Kraft, Samsung, T-Mobile, Universal Pictures, U.S. Army, Volvo and Western Union.

Operating expenses

In the first half of 2003, Terra Lycos, through efficient management operations backed by a steady improvement in processes, continued to progressively reduce operating expenses even further. The Company reduced costs by 32% compared to the same period last year. The largest savings, made in supplies, marketing and personnel costs, were largely obtained through the initiatives implemented by the new Global Operations management team.

Operating margin–EBITDA

In the first six months of 2003, EBITDA improved by 45 million euros compared to the same period last year, reaching –28 million euros, in line with the constant upward trend of EBITDA over the last twelve quarters. The EBITDA margin in current euros was -11%, an increase of 12 percentage points compared to the same period last year.

Excluding the exchange rate effect, EBITDA for the first six months of the year in constant first-half- 2002 euros increased to –25 million euros, with an EBITDA margin of –8%. This is an improvement of 66% and 15 percentage points respectively compared to the first half of 2002.

1H 2003 Results

Net income

In 1H03, Terra Lycos reported net income of –98 million euros, an improvement of 58%, or 136 million euros, compared to the same period last year.

The rise in net income was prompted by the improvement in EBITDA, efficient management operations during the half and the write-down of assets for 1.4 billion euros made by Terra Lycos at the close of 2002, in a show of transparency and use of conservative accounting practices, adapting the book value of investments made in the past to current market conditions.

Cash

Terra Lycos has one of the strongest cash positions in its sector, which allows the Group to finance its operations and seize business opportunities with the aim of achieving profitable growth. Efficient cash flow management has allowed the Company to close this half with 1.6 billion euros.

1H 2003 Results

Operating results

At the end of June 2003, Terra Lycos had a total of 3.6 million customers paying for access, communication, portal and content services, a 59% increase in the number of paying customers compared to June of last year. As of June 30, the company had a base of 477,000 ADSL customers, an increase of 59% compared to June 2002 and a rise of 26% in the first six months of the year.

Subscribers to communications and portal services grew 127% compared to the same period in 2002, boosted by the success of the products and services launched in different countries and the alliance with Telefónica.

About Terra Lycos

Terra Lycos is a global Internet group, with a presence in 40 countries in 19 languages. The group, which resulted from Terra Networks, S.A’s acquisition of Lycos, Inc. in October of 2000, operates some of the most widely visited Web sites in the US, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

Terra Lycos’ network of Web sites includes Terra in 18 countries, Lycos in 22 countries, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and operating centers in Madrid and Boston, as well as elsewhere, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY) .

*Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. This foward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions (Shearman.-May 2 2003). Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

1H 2003 Results

Financial Statements

1H 2003 Results

Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	Six Months Ended Jun-30
	2003	2002
Revenues:
Access	102,696	118,326
Advertising and e-commerce	59,962	156,386
Communication, portal and content services	61,922	21,015
Corporate & SMEs Services and Other	29,156	26,611
Total revenues	253,736	322,338
Operating expenses:
Goods purchased	(129,529)	(157,367)
Personnel expenses	(62,712)	(93,986)
Professional services	(13,627)	(24,383)
Depreciation and amortization	(37,492)	(76,612)
Marketing and Commisions	(35,398)	(62,081)
Maintenance, supplies and leases	(23,905)	(33,539)
Other operating expenses	(25,188)	(35,773)
Total operating expenses	(327,851)	(483,741)
Operating loss	(74,115)	(161,403)
Financial income (expense)	21,416	33,730
Amortization of goodwill	(42,173)	(128,887)
Equity share in affiliate losses, net	(8,608)	(39,076)
Extraordinary income (expense) and other	5,773	(2,942)
Income (loss) before taxes	(97,707)	(298,578)
Corporate income tax credit	(168)	62,291
Minority interest	24	2,811
Net Loss (Spanish GAAP)	(97,851)	(233,476)
Shares excluding Stock Options Plan (‘000)	560,835	559,313

1H 2003 Results

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

Revenues by Country (1)

	Six Months Ended Jun-30
	2003	2002	2003	2002
	Current Euros		Local Currency			Δ%
Spain	89,638	71,154	89,638	71,154		26%
Brazil	71,934	65,371	255,259	143,254		78%
US	57,263	137,909	63,156	123,697		-49%
Other	34,902	47,904	44,576	47,904	(2)	-7%
Total revenues	253,736	322,338

(1)	Not by legal entity
(2)	In Euros

EBITDA Reconciliation – Current Euros

	Six Months Ended Jun-30
	2003	2002	Δ%
Operating loss	(74,115)	(161,403)	54	% F
Depreciation and amortization	37,492	76,612	51	% F
Lease expense on fixed assets (1)	8,404	11,611	28	% F
EBITDA (2)	(28,219)	(73,180)	61	% F
EBITDA Margin	-11%	-23%	12	p.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution

1H 2003 Results

1H’03 Figures at Constant Euros

	Six Months Ended jun-30
	2003 Constant € (1)	2002	Δ%
Revenue by business:
Access	129,091	118,326	9%
Advertising and e-commerce	76,005	156,386	-51%
Communication, portal and content services	78,829	21,015	275%
Corporate & SMEs Services and Other	37,182	26,611	40%
Total revenues	321,109	322,338	0%
Revenue by country:
Spain	89,638	71,154	26%
Brazil	116,482	65,371	78%
US	70,412	137,909	-49%
Other	44,576	47,904	-7%
Total revenues	321,109	322,338	0%
EBITDA (2)	(24,824)	(73,180)	66%
EBITDA Margin	-8%	-23%	15p.p.

(1)	6m’02 average exchange rates
(2)	See EBITDA description in the Other Information section

“Business as Usual” Revenues (Net of FX and Bertelsmann/TEF contracts)

	Six Months Ended Jun-30
	2003	2002	Δ%
Revenue at Current Euros	253,736
Effect of exchange rates on revenues (1)	67,373
Revenue at Constant Euros	321,109	322,338	0%
Bertelsmann/ Telefonica revenues	43,517	85,823
Effect of FX on Bertelsmann/ TEF revenues (1)	13,950
“Business as Usual” Revenues	263,641	236,515	11%

(1)	6m’02 average exchange rates

1H 2003 Results

Consolidated Balance Sheet

(in million of Euros - Spanish GAAP)

unaudited

	jun-30 2003	jun-30 2002
ASSETS
Due from Shareholders for Uncalled Capital	229	339
Fixed and Other Noncurrent Assets:
Intangible assets	69	107
Property and equipment	43	98
Long-term investments	615	1,099
Other fixed and noncurrent assets	3	72
Total fixed an other noncurrent assets	730	1,376
Goodwill in consolidation	471	1,625
Long-Term deferred expenses	7	12
Curent Assets:
Cash and Short-term investments	1,650	1,911
Other current assets	169	187
Total current Assets	1,819	2,099
TOTAL ASSETS	3,256	5,451
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,987	5,007
Minority interests	4	0
Long-term liabilities	62	110
Current liabilities	203	334
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,256	5,451

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

1H 2003 Results

Cash Flow Statement

(in million of Euros – Spanish GAAP)

unaudited

jun-30 2003
Initial Balance (1)	1,748.4
Cash flows from operating activities	(43.5)
Cash flows from investing activities	(57.1)
Cash flows from financing activities	22.8
Conversion exchange rate	(28.8)
Ending Balance(2)	1,641.8

(1)	H1´03 initial balance expressed in Euros at Q4´02 closing exchange rates.
(2)	H1´03 ending balance expressed in Euros at H1´03 closing exchange rates.

Change in Net Debt Position

(in million of Euros – Spanish GAAP)

unaudited

		jun-30 2003
I	Cash flow from operations	-43.5
II	Other payment related to operating activities	0.0
III	Net interest payment	19.3
IV	Payment for income tax	0.0

A=I+II+III+IV	Net cash provided by operating activities	-24.2
V	Net payment for investment in fixed and intangible assets	-43.8
VI	Net payment for financial investment	-13.2

B=V+VI	Net cash used in investing activities	-57.1
C	Dividends paid	0.0

D=A+B+C	Free cash flow after dividends	-81.2
E	Capital increases	3.4
F	Effects of conversion rate changes on net debt	-28.8

G	Net debt at beginning of period	-1,761.1
	Cash and cash equivalent	-1,748.4
	Other short term financial investment	-12.7

H=G-D-E-F	Net debt at end of period	-1,650.0
	Cash and cash equivalent	-1,641.8
	Other short term financial investment	-8.2

1H 2003 Results

Operating Data

(in thousands)

	jun-30
	2003	2002	Δ%
Total Pay Subscribers (1)	3,610	2,269	59%
Access:
Narrowband	1,045	1,048	0%
Broadband	477	301	59%
Total	1,522	1,349	13%
OBP (CSP/Portal):	2,088	920	127%
Broadband Access Subscribers:
Spain	135	123	10%
Latam	342	178	92%
Total	477	301	59%

(1)	Based on number of services delivered. Some suscribers may be contracting access and OBP product/services at the same time.

1H 2003 Results

Historic Data

1H 2003 Results

Consolidated Statement of Operations (2002 – 2003)

(in thousand of Euros – Spanish GAAP)

unaudited

	2002				2003
	3m	6m	9m	12m	3m	6m
Revenues:
Access	60,896	118,326	169,156	220,416	49,722	102,696
Advertising and e-commerce	75,138	156,386	228,017	281,362	20,753	59,962
Communication, portal and content services	9,396	21,015	33,189	66,638	30,593	61,922
Corporate & SMEs Services and Other	15,166	26,611	37,744	53,376	13,759	29,156
Total revenues	160,596	322,338	468,106	621,791	114,827	253,736
Operating expenses:
Goods purchased	(83,218)	(157,367)	(227,024)	(293,619)	(57,857)	(129,529)
Personnel expenses	(47,788)	(93,986)	(136,781)	(165,433)	(31,831)	(62,712)
Professional services	(11,973)	(24,383)	(29,002)	(35,361)	(6,088)	(13,627)
Depreciation and amortization	(40,369)	(76,612)	(110,423)	(142,718)	(19,461)	(37,492)
Marketing and Commisions	(28,266)	(62,081)	(96,253)	(142,905)	(15,592)	(35,398)
Maintenance, supplies and leases	(17,020)	(33,539)	(47,734)	(63,353)	(12,176)	(23,905)
Other operating expenses	(19,179)	(35,773)	(47,645)	(62,815)	(10,844)	(25,188)
Total operating expenses	(247,813)	(483,741)	(694,862)	(906,204)	(153,849)	(327,851)
Operating loss	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)	(74,115)
Financial income (expense)	14,445	33,730	49,324	63,544	12,270	21,416
Amortization of goodwill	(65,661)	(128,887)	(191,070)	(252,555)	(20,129)	(42,173)
Equity share in affiliate losses, net	(21,012)	(39,076)	(60,278)	(148,902)	(11,187)	(8,608)
Extraordinary income (expense) and other	(1,352)	(2,942)	875	(1,046,331)	2,518	5,773
Income (loss) before taxes	(160,797)	(298,578)	(427,905)	(1,668,657)	(55,550)	(97,707)
Corporate income tax credit	30,046	62,291	92,739	(342,625)	(164)	(168)
Minority interest	586	2,811	2,972	2,411	26	24
Net Loss (Spanish GAAP)	(130,165)	(233,476)	(332,194)	(2,008,871)	(55,688)	(97,851)
Shares excluding Stock Options Plan (‘000)	560,600	559,313	559,364	559,569	559,848	560,835

1H 2003 Results

Consolidated Statement of Operations (2001)

(in thousand of Euros – Spanish GAAP)

unaudited

	2001
	3m	6m	9m	12m
Revenues:
Access	46,275	101,249	151,944	200,451
Advertising and e-commerce	111,502	206,062	302,121	389,143
Communication, portal and content services	6,768	15,028	22,952	33,936
Corporate & SMEs Services and Other	13,199	35,116	50,538	69,982
Total revenues	177,745	357,455	527,555	693,512
Operating expenses:
Goods purchased	(90,400)	(188,400)	(273,365)	(352,039)
Personnel expenses	(54,870)	(109,138)	(157,216)	(204,969)
Professional services	(13,222)	(28,933)	(41,873)	(56,976)
Depreciation and amortization	(32,453)	(73,713)	(109,373)	(157,426)
Marketing and Commisions	(57,679)	(111,963)	(152,633)	(186,043)
Maintenance, supplies and leases	(17,483)	(35,989)	(53,148)	(70,757)
Other operating expenses	(26,782)	(38,657)	(61,202)	(82,746)
Total operating expenses	(292,889)	(586,792)	(848,809)	(1,110,956)
Operating loss	(115,144)	(229,337)	(321,254)	(417,444)
Financial income (expense)	30,011	68,942	96,604	126,262
Amortization of goodwill	(126,334)	(268,965)	(320,284)	(383,507)
Equity share in affiliate losses, net	(112,503)	(126,310)	(173,045)	(181,732)
Extraordinary income (expense) and other	64,181	(8,776)	(31,420)	(74,847)
Income (loss) before taxes	(259,788)	(564,446)	(749,398)	(931,268)
Corporate income tax credit	85,525	173,308	274,983	363,350
Minority interest	(218)	699	1,101	1,620
Net Loss (Spanish GAAP)	(174,482)	(390,439)	(473,314)	(566,298)
Shares excluding Stock Options Plan (‘000)	557,127	557,471	558,619	558,835

1H 2003 Results

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	2002				2003
	3m	6m	9m	12m	3m	6m
Revenues by Country: (1)
Spain	35,458	71,154	107,419	164,148	42,051	89,638
Brazil	31,853	65,371	91,746	115,484	33,270	71,934
US	67,455	137,909	198,584	230,907	21,317	57,263
Other	25,830	47,904	70,357	111,252	18,189	34,902
Total revenues	160,596	322,338	468,106	621,791	114,827	253,736
EBITDA reconciliation:
Operating loss	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)	(74,115)
Depreciation and amortization	40,369	76,612	110,423	142,718	19,461	37,492
Lease expense on fixed assets (2)	6,009	11,611	16,661	21,388	4,359	8,404
EBITDA(3)	(40,839)	(73,180)	(99,672)	(120,306)	(15,202)	(28,219)
EBITDA Margin	-25%	-23%	-21%	-19%	-13%	-11%

	2001
	3m	6m	9m	12m
Revenues by Country: (1)
Spain	30,649	72,656	104,992	137,997
Brazil	20,216	43,874	69,268	98,941
US	106,123	195,524	283,878	354,629
Other	20,758	45,401	69,419	101,945
Total revenues	177,745	357,455	527,555	693,512
EBITDA reconciliation:
Operating loss	(115,144)	(229,337)	(321,254)	(417,444)
Depreciation and amortization	32,453	73,713	109,373	157,426
Lease expense on fixed assets (2)	6,696	14,133	21,621	28,029
EBITDA(3)	(75,995)	(141,491)	(190,260)	(231,989)
EBITDA Margin	-43%	-40%	-36%	-33%

(1)	Not by legal entity
(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(3)	See EBITDA description in the Other Information section.

1H 2003 Results

Consolidated Balance Sheet (2002 – 2003)

(in million of Euros – Spanish GAAP)

	2002				2003
	mar-31	jun-30	sep-30	dic-31	mar-31	jun-30
ASSETS
Due from Shareholders for Uncalled Capital	350	339	323	292	254	229
Fixed and Other Noncurrent Assets:
Intangible assets	141	107	90	57	72	69
Property and equipment	121	98	91	55	46	43
Long-term investments	1,080	1,099	1,114	522	559	615
Other fixed and noncurrent assets	82	72	65	3	3	3
Total fixed an other noncurrent assets	1,423	1,376	1,360	637	679	730
Goodwill in consolidation	1,760	1,625	1,571	627	606	471
Long-Term deferred expenses	15	12	14	10	7	7
Curent Assets:
Cash and Short-term investments	2,022	1,911	1,825	1,761	1,744	1,650
Other current assets	212	187	202	177	147	169
Total current Assets	2,234	2,099	2,027	1,938	1,891	1,819
TOTAL ASSETS	5,782	5,451	5,294	3,505	3,437	3,256
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	5,312	5,007	4,906	3,191	3,112	2,987
Minority interests	2	0	0	0	0	4
Long-term liabilities	108	110	79	52	60	62
Current liabilities	361	334	309	262	266	203
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,782	5,451	5,294	3,505	3,437	3,256

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

1H 2003 Results

Consolidated Balance Sheet (2001)

(in million of Euros – Spanish GAAP)

	2001
	mar-31	jun-30	sep-30	dic-31
ASSETS
Due from Shareholders for Uncalled Capital	474	421	389	367
Fixed and Other Noncurrent Assets:
Intangible assets	192	174	151	158
Property and equipment	130	137	121	128
Long-term investments	974	894	1,016	1,126
Other fixed and noncurrent assets	111	104	95	88
Total fixed an other noncurrent assets	1,407	1,309	1,383	1,500
Goodwill in consolidation	1,907	1,883	1,866	1,819
Long-Term deferred expenses	23	14	11	9
Curent Assets:
Cash and Short-term investments	2,602	2,611	2,333	2,191
Other current assets	273	235	220	221
Total current Assets	2,875	2,846	2,553	2,412
TOTAL ASSETS	6,686	6,473	6,202	6,107
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	6,002	5,841	5,592	5,557
Minority interests	4	3	3	4
Long-term liabilities	203	188	163	115
Current liabilities	477	441	444	431
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,686	6,473	6,202	6,107

1H 2003 Results

Operating Data

(in thousands)

	2002				2003
	3m	6m	9m	12m	3m		6m
Total Pay Subscribers (1)	1,830	2,269	2,530	3,127	3,260		3,610
Access:
Narrowband	1,038	1,048	1,051	1,021	1,031		1,045
Broadband	272	301	342	378	419		477
Total	1,310	1,349	1,393	1,399	1,450		1,522
OBP (CSP/Portal):	520	920	1,137	1,728	1,810		2,088
Broadband Access Subscribers:
Spain	122	123	125	125	122	(2)	135
Latam	150	178	217	253	297		342
Total	272	301	342	378	419		477

	2001
	3m	6m	9m	12m
Total Pay Subscribers (1)	1,085	1,273	1,237	1,303
Access:
Narrowband	1,025	1,140	1,063	1,070
Broadband	60	133	174	233
Total	1,085	1,273	1,237	1,303
OBP (CSP/Portal):	n.a.	n.a.	n.a.	0.4
Broadband Access Subscribers:
Spain	36	79	91	109
Latam	24	54	83	124
Total	60	133	174	233

(1)	Based on number of services delivered. Some suscribers may be contracting access and OBP product/ services at the same time.
(2)	Between 3m’02 and 3m’03 the company terminated 7,500 subscriber accounts, mainly due to bad-debt.

1H 2003 Results

Other Information

1H 2003 Results

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients. Advertising and e-commerce: advertising, slotting fees and transaction commissions. Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user. Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

1H 2003 Results

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES

ARGENTINA	TERRA NETWORKS ARGENTINA S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL LTDA. (GROUP)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA (GROUP)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING S.A. (GROUP)
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA S.A.
MEXICO	TERRA NETWORKS MEXICO HOLDING S.A. DE C.V. (GROUP)
PERU	TERRA NETWORKS PERU S.A.I
SPAIN	IFIGENIA PLUS, S.A.
SPAIN	MAPTEL NETWORKS, S.A.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.
USA	LYCOS INC. (GROUP)
USA	ONE TRAVEL.COM, INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES

HOLLAND	LYCOS EUROPE	32,1%
SINGAPUR	LYCOS ASIA	50%
SPAIN	AZELER AUTOMOCIÓN, S.A.	50%
SPAIN	A TU HORA, S.A.	50%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50%

1H 2003 Results

Guidance

	Revenue (€ m)	EBITDA Margin
February 26, 2003
For the period of:
FY 2003	570 – 620 (*)	-12% -8%

(*) Figures at 2002 average exchange rates

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this document, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

1H 2003 Results

Relevant Facts filed with the CNMV/SEC

♦	June 26th. 2003: The Board of Directors of Terra Networks, S.A., in accordance to the opinion issued by Citigroup and Lehman Brothers, considers that the Public Tender Offer for 100% of the shares in Terra Networks, S.A., due to the launching by Telefónica, S.A., is fair to the shareholders of the company. In accordance with the recommendation made, the Board of Directors has decided to accept the Offer as regards the 2.420.468 shares of Terra held as treasury stock by Lycos Inc. The Directors holders of shares in Terra have declared their intention to accept the Offer as regards the shares in Terra held by them. Additionally, the director appointed by proposal of Banco Bilbao Vizcaya, S.A., informs that such entity has resolved to accept the Offer.

♦	June 18th. 2003: Terra Networks, S.A. has consummated a series of stock purchase agreements pursuant out which it has increased its stake in Onetravel.com, Inc. by approximately 39.6% to 52.05% of the outstanding stock of OneTravel.com, Inc. Such transactions were completed during the second quarter of 2003

♦	June 16th 2003: The Board of Directors of Terra Networks has agreed to hire the investment banks, Lehman Brothers and Citigroup, for the valuation work to issued a fairness opinion of Telefónica’s tender offer; as well as the law firms Garrigues, Davis Polk & Wardwell and Cravath, Swaine & Moore.

♦	June 13th. 2003: Terra Networks, S.A. has announced the sell of its 20% stake in Terra Mobile, S.A. to its partner Telefónica Móviles, S.A., which now owns the 100% of the company.

♦	May 29th 2003: The Board of Directors of Terra Networks, S.A. has had knowledge of the tender offer launched by Telefónica, S.A. for the 100% of Terra Networks, S.A.’s shares. The Board, at this time, nonetheless and, awaiting for the formal notification of the “Comisión Nacional del Mercado de Valores” as to its approval, hereby declares its willingness to fully comply with all applicable laws in regard to this matter. Taking into consideration the foregoing, the Board of Directors will provide a constant follow up in connection with all and any events that may occur from now on and will adopt as many beneficial decisions as the social and shareholder interests may require. Following all this steps, and fully complying with their legal obligations, a declaration will be issued with regard to the terms and conditions of the tender offer as well as their willingness as to offering or not their shares in this procedure.

♦	April 24th. 2003: Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Unoe Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved an increase of capital in Unoe Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. As a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Unoe Bank, S,A, share capital of 67% and 33%, respectively.

1H 2003 Results

♦	April 4th. 2003: Terra Lycos communicates the resolutions approved by the General Shareholders Meeting held on April, 2nd.

♦	March 26th. 2003: Terra Lycos communicates the appointment of the shareholder Mr. J. Alfonso Bustamante as a member of the Board of Directors, in order to fill the vacancy produced after the resignation of Mr. John H. de Mol.

♦	February 26th. 2003: Terra Lycos announced its 2002 financial results. In accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (this reversal amounted to €453.403 thousand considering the tax assets booked during year 2002). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances and write offs were recorded for a total amount of €61.202 thousand.

♦	February 13th. 2003: The Board of Directors of Terra Lycos unanimously approved the signature with Telefónica of a Strategic Alliance Master Agreement that substitutes the Strategic Agreement of May 16th, 2000 to which the company Bertelsmann was also party. The signing of the new Strategic Agreement between Terra and Telefónica responds, on the one hand, to the changes experienced in the Internet business, particularly the development of broadband services; and, on the other hand, the need to adapt the range of products and services offered by Terra Lycos Group under the May 2000 Agreement to the abovementioned new conditions and the specific needs of the Telefónica Group in those markets in which operates. Throughout its term, the Strategic Agreement guarantees Terra Lycos Group a generation of at least 78.5 million euro per year in value.

♦	January 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved, previous favourable report of the Appointment and Remuneration Committee, the appointment of the shareholders Mr. Luis Bassat and Mr. Luis Badía, as members of the Board of Directors, in order to fill the vacancies produced after the resignation of Mr. Jesús María Zabalza Lotina and Mr. Alejandro Junco de la Vega Elizondo.

♦January	30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved the Internal Regulation of Best Practices on Financial Markets which modifies and develops the one in force that was approved on October, 18 1999, so as to comply with the new Spanish and USA regulations.

1H 2003 Results

Press Releases

♦	July 3rd. 2003: Terra.es confirms its position as the lead Spanish portal with an audience of 3.613.000 users, according to the 2ª Ola of EGM in 2003.

♦	June 24th. 2003: Terra Lycos announces the launch of the HotBot Quick-Search Deskbar, one of the most powerful search tools available, allowing Web users to save time by performing searches without an open browser.

♦	June 17th. 2003: Walt Disney Internet Group and Terra Lycos have reached a distribution agreement to provide Disney Connection broadband service to every Terra Lycos broadband customer in Spain and Latin America. Terra Lycos will be the first ISP in the world launching Disney Connection.

♦	June 2nd. 2003: Terra Lycos introduces several new premium features to its Tripod Bolg Builder tool, making it even easier to post and share content online.

♦	May 21st. 2003: Terra España and Telefónica have launched “mundo ADSL”, a product that combines a series of content and services that primarily target households, and are designed to cover a wide range of communication, education and leisure needs.

♦	May 19th. 2003: Terra Lycos launches its new shopping search site, merging the power of Lycos’ search technology with BizRate.com’s comparison shopping technology. “Lycos Shopping Search” lets consumers compare and shop for millions of products through thousands of online stores, delivering the best price and quality.

♦	April 15th. 2003: Terra España incorporates into its portal the new service “Terra Diagnosticador”, a free tool that allows Terra users to make a diagnostics of its computer, in order to identify possible problems within their e-mail and Internet services.

♦	April 7th. 2003: Terra Lycos announces that its online financial site, Quote.com, now offers users integrated trading through a new agreement with CyberTrader.

♦	April 1st. 2003: Terra Lycos will develop and maintain the Virtual Forum, as part of the “Forum Universal de les Cultures”, in a highly interactive context, allowing users and participants to exchange experiences from all over the world.

♦	March 13th. 2003: Terra España launches new broadband access products, including offers responding to user needs: “Terra ADSL Home”, “ADSL A tu Medida” and “Terra ADSL Plus”.

♦	March 6th. 2003: Terra España displayed to advertising agencies the most comprehensive product offering on the Internet in Spain, launching in this event several new products and features for 2003. This offering, similar to the Fall TV lineup in the US, was called “Los Continentes de Terra”.

♦	February 20th. 2003: Terra España presents Terra Games, an exclusive game area where competition and technology excellence are combined.

1H 2003 Results

♦	February 13th. 2003: Terra Lycos and Telefónica sign a long-term strategic alliance to boost their leadership in the Internet sector. The new alliance consolidates Terra Lycos’ long-term business model, takes advantage of synergies and creates value for both companies.

♦	February 5th. 2003: Terra Lycos launches Tripod Blog Builder, extending its leadership in personal publishing technology, making it incredibly easy to create Web sites in seconds.

♦	January 31st. 2003: Terra España launches version 3.0 of Terra Messenger, a new real time messaging service, that allows Terra community users to maintain instant communications among other community members, as well as with other messaging platform users.

♦	January 30th. 2003: Terra Networks, S.A. approves a new Set of Corporate Values that modifies and improves the present one. The new Code reflects the intention of the company to have the best practices in terms of Good Governance.

♦	January 12th. 2003: Terra Lycos launches in the US the deployment of a broadband private label personalization platform specifically tailored to high-speed Internet Service Providers.

♦	January 6th. 2003: Terra Lycos announces that its Matchmaker.com, one of the longest running dating sites on the web, has expanded internationally and features new multi-lingual capability.

1H 2003 Results

Contact Information

Terra Lycos
Investor Relations

Miguel von Bernard	Investor Relations Director
Phone:	34.91.452.3922
e-mail:	miguel.vonbernard@corp.terra.com

Claudia Sierra	Investor Relations
Phone:	34.91.452.3927
e-mail:	claudia.sierra@corp.terra.com

Concha López	Investor Relations
Phone:	34.91.452.3926
e-mail:	concha.lopez@corp.terra.com

Justine Alonzo	Investor Relations USA
Phone	1.781.370.28.07
e-mail:	justine.alonzo@corp.terralycos.com

Terra Lycos
Shareholders Office
Cristina García	Shareholders Office
Phone:	900.500.525
e-mail:	oficina.accionistas@corp.terra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NETWORKS, S.A.

Date:	7/29/03	By:	/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
		Name:	Elías Rodríguez-Viña Cancio
		Title:	Chief Financial Officer Terra Networks, S.A.